UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer

PETROBRAS

PETROBRAS DAY 2020

November 30th, 2020

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2020 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

Cautionary statement for US investors

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X

Roberto Castello Branco

—

CEO

"The best energy company in shareholder value creation, with a focus on oil and gas, with safety and respect for people and the environment"


Mind the Gap
STRATEGIC PLAN
2021 - 2025

Strategic pillars support our transformational agenda

CULTURAL TRANSFORMATION

Maximization of return on capital employed
- Portfolio management, natural owner
- Discipline in capital allocation
- Value over volume

Reduction of cost of capital
- Deleveraging path
- Transparency and liability management

Relentless search for low costs
- Resilience to low-price scenarios

Meritocracy
- Value Culture
- Merit-based variable compensation program
- EVA®

Safety, health, respect for people and the environment
- Transparent communication
- Safety culture
- Decarbonization and renewable fuels

DIGITAL TRANSFORMATION

Management Model

- Courage, transparency and integrity
- Broad and efficient communication
- Strategic consistency
- Agility, efficiency and data driven decisions
- Accountability
- Meritocracy
- Trust
- Succession planning and talent density

Employees' and company's health is our priority

Fight against COVID

- Home office, massive testing, tracking and quarantining
- Special care for boarding
- Adjustments to operational routines
- Wide distribution of personal protection equipment
- Continuous risk assessment
- Cooperation with society

Financial resiliency

- CAPEX reduction in 2020
- Disbursement of Revolving Credit Lines
- Postponement of bonuses and dividends
- Expense reduction and postponement
- Working capital optimization
- Hibernation of shallow waters platforms

COVID-19 + Global recession → Uncertainties → Fast response + Strategy acceleration → Solid performance in 2020

Running the ship through rough waters

US$ 7.5 billion	US$ 16.4 billion	US$ 1 billion
gross debt reduction (9M20)	free cash flow (9M20)	and more than 50 assets on sale

Production growth

Oil and gas production grew 9%, with a 32% increase in the pre-salt layer

Export records

Oil and fuel oil with low sulfur content

Cleaner and higher value-added fuels

Record production and sale of low-sulfur S-10 diesel

New gasoline with higher octane

Improved risk perception

10-year bonds with the lowest yield in our history

Targets 2021

AMBITION: zero fatalities and zero leakage

GHG Intensity[1]	Spilled volume[2]	Gross debt	ΔEVA®	TRI[3]
E&P 17 kgCO2e/boe Refining 40 kgCO2e/CWT	120 m^3 Alert limit	US$ 67 billion	US$ 1.6 billion	< 0.7

[1] Intensity of Greenhouse Gases Effect emissions
[2] VAZO: Spilled volume of oil and oil products
[3] Total Recordable Injuries

PETROBRAS DAY 2020

Roberto Ardenghy

—

Chief Institutional Relationship and Sustainability Officer

Governance and management quality

- Emissions intensity* as a factor in the variable remuneration of all employees
- We reached level 4 in carbon management quality in the Transition Pathway Initiative (TPI)

Institutional Relationship and **Sustainability** Office

Climate Change Executive Management

*IGEE: Intensity of Greenhouse Gases Effect emissions

Commitment to climate and affordable energy

Transparency: carbon quantified in the critical processes

Resilience of position in fossils in view of low carbon transition

Strengthening of skills to create value in low carbon

Double resilience

Economic
Low breakeven
(< US$ 35/bbl)

+

Environmental
Low carbon

Technology and innovation in our core business

Innovations in operations

Hi-Sep, CCUS, closed flare, energy efficiency and water reuse and waste treatment

BioRefining

Renewable diesel, BioQAV, bioproducts and lubricants

Competencies for the future

R&D in modern renewables, petrochemical and low carbon products and compensatory projects

CAPEX 2021-25: US$ 1 billion*

* CAPEX for environmental commitments

Our 10 sustainability commitments

1. 25% reduction in absolute operating emissions by 2030
2. Zero routine flaring by 2030[1]
3. 40MM ton CO_2 reinjection by 2025 in CCUS[2] projects
4. 32% reduction in carbon intensity in the upstream segment by 2025 (15 kgCO_2e/boe, maintained until 2030)
5. 40% reduction in methane emission intensity in the upstream segment by 2025
6. 16% reduction in carbon intensity in the refining segment by 2025, expanding to 30% by 2030 (30 kgCO_2e/CWT)
7. 50% reduction in freshwater capture in our operations by 2030
8. Zero increase in residues generation by 2025
9. 100% of Petrobras facilities with a biodiversity action plan by 2025
10. Investments in socioenvironmental projects, human rights programs and community relationship

Carbon commitments related to 2015 base. Other commitments based on 2018.
[1]In accordance to the zero routine flaring initiative of the World Bank
[2]CCUS: Carbon Capture, Utilization and Storage

Our production is in the first quartile in carbon intensity in the offshore O&G industry

Consolidated GHG emissions

MMt CO_2e



-25%
78.2
59.1
58.6
2015
2019
2030

Carbon intensity E&P

$kgCO_2e$/boe produced



- 32%
20.4
17.3
15.0
2015
2019
2025-30

Carbon intensity Refining

$kgCO_2e$/CWT*



- 30%
43.0
41.7
30.0
2015
2019
2030

* A refinery's CWT (Complexity Weighted Tonnes) considers the CO_2 emission potential, equivalent to distillation, for each process unit.

Five commitments in social responsibility



Early Childhood Initiative

1. Human Rights training program for 100% of employees
2. Actions to promote diversity, providing an inclusive environment
3. Human Rights Due Diligence in 100% of operations
4. Socioeconomic diagnosis of communities
5. Measurement and disclosure of the social return of at least 50% of the socio-environmental projects

Governance is our priority

Main developments

- Code of Ethical Conduct
- Guide to Ethical Conduct for Suppliers
- Return to the Partnering Against Corruption Initiative (PACI) of the World Economic Forum

Our commitments

- Governance model that allows the balance between efficiency and control
- Integrity and transparency, zero tolerance to fraud and corruption

PETROBRAS DAY 2020

Andrea Almeida

Chief Financial and Investor Relations Officer

Finance strategies

Deleverage	Mitigate risks through active liability management
Maximize shareholder returns	Optimize working capital

Strong expected free cash flow generation: front and center for capital management



US$ billion[1]
150
150
Cash flow generation after taxes and judicial deposits
115-125
Active portfolio management
25-35
Sources
40-50
Cash flow from investment[2]
30-35
Dividends
30-35
Net amortizations
30-35
Leases amortizations
5-10
Financial expenses
Uses

Projects are NPV positive with *Brent* @ US$ 35/bbl

[1] Considers Brent @ US$ 45/bbl in 2021-22 and US$ 50 until 2025 and long run. Real FX Rate 2021-2025: R$ 5.50, R$ 4.69, R$ 4.46, R$ 4.28 and R$ 4.07
[2] Excludes leases classified as total CAPEX.

Divestments to reduce debt and invest in world-class assets

2021-2025 period

E&P

- 209 onshore and shalow water assets in Brazil (22 assets in 2020)
- Assets in other countries: Argentina, Bolivia, Colombia and USA
- Marlim cluster (50%)
- Albacora/Albacora Leste
- Frade

Downstream

- REFAP
- RNEST
- REPAR
- RLAM
- LUBNOR
- REGAP
- REMAN
- SIX
- Braskem
- Colombia
- PBIO
- BSBios
- BR

Gas and Power

- NTS (10%), TBG, GTB e TSB
- Gas pipelines (routes)
- ANSA
- GASPETRO
- Thermal power plants
- UFN-III

Active portfolio management US$ 25-35 billion

Investing less with a higher return

CAPEX 2021-2025

Total CAPEX* distribution
US$ billion



E&P - 84%
Refining - 7%
Gas & Energy - 2%
Logistics & Commercialization - 4%
Corporate - 3%
55
46.5
2
2
1
4

Annual distribution
US$ billion



10
11
12
12
10
8.1
9.1
10.5
10.2
8.7
2021
2022
2023
2024
2025
E&P
Refining
G&E
L&C
Corporate

Growth CAPEX: 69%

* - 50% of CAPEX in Dollars

Deleveraging to generate value


Gross debt evolution
US$ billion
84
87
80
67
60
<60
84
24
64
22
58
24
43
23
37
2018
2019
9M20
2021
2022
2023-25
Financial Debt
Leases


Evolution of average interest rate and maturity
9.42
10.25
10.42
10.8
9.74
10.12
11.19
6.0
6.0
5.9
5.9
5.6
5.6
5.8
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Average cost of debt % p.y.
Average maturity (years)

Cash flow resilient to low oil prices

FCF 2021[1]

US$ billion


FCF = 0
@Brent
US$23/bbl
21
15
9
23
30
40
50
60
Brent - US$/bbl

OCF 2021

US$ billion

BRENT US$/bbl / FX	20	30	40	50	60
5.2	5.4	11.0	16.5	22.1	27.6
5.4	6.2	11.8	17.3	22.9	28.4
5.6	7.0	12.5	18.1	23.6	29.2
5.8	7.7	13.3	18.8	24.3	29.9

Cash flow neutral in 2021 @ Brent US$ 28/bbl[2]

[1] FCF = operating cash flow - cash flow from investments/ FX rate of US$ 5.5/BRL

[2] Brent to stabilize gross debt, assuming minimum cash level of US$ 5.5 billion, without considering divestments

Procurement - strategic drivers

- Guide to ethical conduct for suppliers
- Alignment with ESG practices

Compliance

Working capital reduction

- Mais Valor Program

EVA®

- Standardization and simplification
- Interaction with suppliers

Early Engagement

Alignment of incentives

- High performance incentive-bonus
- Best Suppliers Awards

Volume sinergy

- Scope integration and interface reduction
- Gains of scale

Value generation
- Costs reduction
- Optimization of procurement schedules
- Procurement planning

PETROBRAS DAY 2020

Carlos Alberto Pereira de Oliveira

—

Chief Exploration and Production Officer

E&P strategies

Maximize portfolio value, focusing on deep and ultra-deep waters

Grow sustained by world-class oil and gas assets in deep and ultra-deep waters

5-year CAPEX revision to maximize value


E&P CAPEX- 2021-2025
US$ billion
64.3
5.1
6.7
1.0
5.0
46.5
Optimizations, postponements and cancelled projects
SP 2020-2024
FX rate
Exploration
CAPEX associated with divestments
Portfolio review
SP 2021-2025

Focus on world-class assets

Focus on value maximization with higher concentration in pre-salt and divestments


MMboed
2.75
2.72*
2.9
2.8
3.1
2.9
3.3
2.7
3.3
2.7
2.43*
2.5
2.6
2.5
2.5
2.21*
2.3
2.3
2.3
2.3
2021
2022
2023
2024
2025
Total production pre-divestments
Total production post-divestments
Production of non-commercial gas
Production of commercial gas
Oil production

Divestments impact in 2025 (MMboed)

- Onshore and shallow waters: 0.3
- Marlim cluster: 0.2
- Albacora + Albacora Leste: 0.1
- Total: 0.6

	2021	2022	2023	2024	2025
% Pre-salt in total production**	67	68	73	79	80

* +/- 4% ** Post-divestments

New projects for 2021 impacted by COVID-19


Average production
MMboed
2.90
2.82
-0.20
0.02
0.03
0.05
2.72
± 4%
Target 2021 SP 2020-2024
Target 2021 SP 20-24 post-divestments
Ramp-up and complementary projects
Reliability, integrity and safety
Decline
Búzios*
Target 2021 SP 2021-2025

* Additional processing capacity of Buzios' platforms and beggining of co-participation agreement

E&P portfolio resilient to Brent prices of US$ 35/bbl

50
US$/bbl

<35
US$/bbl

CAPEX and OPEX optimization

Projects revision

Technology, innovation and digital transformation

Low breakeven and lifting cost reinforce our competitiveness

Lifting cost* Pre-salt
US$/boe


4.3
3.8
Average
2015-2019
2021-25

Prospective breakeven US$/boe: **19**

Lifting cost* E&P
US$/boe


9.0
5.2
Average
2015-2019
2021-25

Prospective breakeven US$/boe: **20**

* Without leasing cost, without government take

Campos Basin: Focus on world-class assets in deep and ultra-deep waters

CAPEX
Campos Basin
US$ 13 billion
2021-25


Campos Basin production*
(MMboed)
1.0
0.8
0.7
0.7
0.8
0.9
1.0
Divestments impact on 2025 volume:
-0.3 MM boed
2019
2020
2021
2022
2023
2024
2025
Revitalization projects
Complementary projects
Campos Basin with no projects

* Does not consider divestment

New investments outside Southeast basins


Equatorial margin
Sergipe deep water

Exploratory investment in equatorial margin:
~ US$ 1 billion

Production development investment in Sergipe deep water :
~ US$ 2 billion

PETROBRAS DAY 2020

Rudimar Lorenzato

—

Chief Production Development Officer


Integrado
Parque das Baleias
14
RJ
Marlim
13
Campos
Basin
Búzios
29
Mero
32
Itapu
7
Sépia
10
Santos
Basin
Units under construction in China

Petrobras is the leader in FPSO projects

6 fields and 13 new FPSOs from 2021 to 2025

2021	2022	2023	2024	2025
Mero 1 FPSO Guanabara* 180kbpd	Búzios 5 FPSO Alm. Barroso* 150kbpd	Itapu P-71 150kbpd	IPB* 150kbpd	Búzios 7° P-78 180kbpd
Sépia FPSO Carioca* 180kbpd		Mero 2 FPSO Sepetiba* 180kbpd	Búzios 6 ° FPSO Alm. Tamandaré* 225kbpd	Búzios 8° P-79 180kbpd
		Marlim 1 FPSO A. Garibaldi* 80kbpd	Mero 3 FPSO Mal. Duque de Caxias* 180kbpd	Mero 4* 180kbpd
		Marlim 2 FPSO Anna. Nery* 70kbpd		

Pre-salt under construction
Pre-salt under procurement
Pos-salt under construction
Nº production wells
* Chartered unit

CAPEX 2021-25: US$ 17 billion

E&P investments focusing on Pre-Salt


E&P CAPEX 2021 - 2025
US$ billion
• Marlim Cluster
• Roncador
• Barracuda/Caratinga
• SEAP
• Tupi
• Jubarte
• Sépia
• Atapu
• Mero
• Sapinhoá
• Itapu
• Berbigão/Sururu
14%
25%
22%
46.5
US$ billion
Búzios
36%
3%
Pre-Salt
70%
Growth CAPEX: 69%
Post-Salt
Exploration
Other Pre-Salt
Búzios
Others

Decommissioning of wells, lines and platforms

Decommissioning costs 2021-2025


Agulha
(PAG - 03)
Biquara
(PBIQ-01)
Piranema
(FPSO PRM)
Cação
(PCA 1, 2 e 3)
Jubarte
(FPSO Capixaba)
7%
20%
17%
56%
4.6
US$ billion
P-7
P-15
P-18
P-19
P-20
P-26
P-32
P-33
P-35
P-37
P-47
Campos Basin
Noth and Northeast
Espírito Santo offshore
Other

Annual distribution
US$ billion


1.1
1.1
0.9
0.8
0.9
2021
2022
2023
2024
2025

18 units and 1,000 km of risers and flowlines to be decommissioned

Refining, Gas & Energy and Logistics Projects


RJ
CABIÚNAS
Maricá
Búzios



Gas processing plant Route 3



Pipelines plan - São Paulo

Route 3

- Completion of 83%
  - ✓ Subsea pipelines 100% completed
  - ✓ Natural gas processing unit (UPGN) and Utilities

Refining - Diesel S-10

- Adaptation in Reduc and Revap and a new unit at Replan

Logistics

- Optimization of oil and oil products pipelines in São Paulo (Pró-Dutos)

CAPEX 2021-25: US$ 0.95 billion

Evolution in FPSO implementation



Reduction in the ramp-up time of the pre-salt units
20
10
0
months
2010
2013
2016
2019
Start-up year
4% p.y. average reduction



Lessons learned

- Excess of interfaces
- Unsolid suppliers
- Projects maturity
- Consortium composition (leased units)

Ongoing initiatives

- Interfaces reduction
- Qualified suppliers
- Alignment of interest
- Standardization
- Charter companies (leased units)

Future view

More value-added products

- Accelerate implementation
- Greater reliability
- Lower Capex
- Higher operational efficiency
- Lower emissions

Evolution in wells for offshore E&P projects




Reduction in well construction costs
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

7% p.y. average reduction

Benefits captured

- High performance rigs
- New well technologies
- New well design
- Enhancement in intelligent completion

Ongoing initiatives

PEP 70
TOT3P
PAP 30

- Optimization and innovation in Pre-Salt projects
- Post-salt well design simplification
- Decommissioning optimization

Future view

- Higher well reliability
- Rigs automation
- Electric completion
- Self abandonment wells

Evolution of Subsea Systems for E&P Projects





Reduction in well interconnection costs
2016
2017
2018
2019
2020

7% p.y. average reduction

Benefits captured

- Risers configurations
- Standardization
- Subsea layout optimization
- Larger diameter pipelines

Ongoing initiatives

- Subsea design speed-up
- Enlargement of EPCI *SURF**
- SCC-CO_2 resistant flexible lines qualification

Future view

- Ultra-deep water qualification and standardization
- Diverless operations
- Hybrid flexible lines
- Sinergy between subsea processing and topside

* SURF - Subsea umbilical, risers, flowlines

HISEP®: innovation to enable the development of fields with a high gas-oil ratio and high CO_2 content

HISEP® - **Subsea High Pressure Separation System**

Removes and reinjects gas with high CO_2 content in the seabed to debottleneck the topside gas processing plants and increase the field recovery fator

Main advantages

- Reduction of CAPEX, OPEX and FPSO lead time
- Simplification of FPSO process plant with lower emissions
- Maximization and acceleration of production (recovery factor)


HISEP
Low GOR Oil
IG
PO
High CO2 Gas (reinjection)
PO
High GOR Oil Production

PETROBRAS DAY 2020

Anelise Lara

—

Chief Refining and Natural Gas Officer

Refining strategies

Assets near to the largest oil supply and the largest consumer market

More efficient processes and new environmentally-friendly products with renewable content

Refining portfolio: smaller with higher value


REDUC
RECAP
REVAP
RPBC
REPLAN

Focus on premium market, near to consumers, oil supply and logistics

	Current	2025
Refineries	• REFAP • RNEST • REPAR • RLAM • LUBNOR • SIX • REMAN • REGAP • RPBC • REDUC • RECAP • REPLAN • REVAP	• RPBC • REDUC • RECAP • REPLAN • REVAP
	Capacity 2.2 MMbpd	Capacity 1.15 MMbpd
Other assets	• Liquigas • Braskem • BR Distribuidora • PBIO	• No participation

Refining Capex



14%
16%
8%
35%
8%
19%
3.7
US$ billion
HDT REDUC, REVAP and REPLAN
HCC GASLUB
Other
Operational efficiency
Operational continuity
HSE[1]

Main Projects

- 3 HDT projects for higher production of Diesel S-10 and HCC from Polo Itaboraí to produce more advanced lubricants
- Increased operational efficiency and energy efficiency
- HSE actions including reducing emissions and increasing water reuse

Growth CAPEX: 34%

[1] Carbon mitigation projects and water reuse

BioRefino 2030

Balance between value creation and environmental sustainability

- ✓ Technological and engineering challenges surpassed
- ! Regulatory challenge: recognition of **renewable diesel** in the **biodiesel** mandate

Biodiesel mandate
% in the diesel mix


12%
15%
2020
2023

Renewable diesel compared to biodiesel

15% reduction in GHG emissions

Renewable diesel - low carbon and focus on consumer



Coprocessing (HBIO)
Vegetable oil
5-10%
HDT diesel
Fossil diesel
hydrogenation
Diesel
with renewable content



Diesel sales
Today
12%
88%
Renewable diesel
7%
5% + 88%
Ester-based biodiesel
Diesel oil
Renewable diesel

Main benefits*:

- Reduction of GHG emmissions
- Better combustion quality and performance
- Higher stability to oxidation and lower water absorption
- Can be added in any proportion to high performance diesel
- Low contaminant levels

*When compared to ester-based biodiesel

Gas & Energy Strategies

Higher value in natural gas marketing and sales

Optimization of the thermoelectric portfolio focusing on value generation for our natural gas

Gas & Energy CAPEX



11%
7%
22%
1.1
US$ Billion
60%
Thermal power plants
NGPUs
Outflow
Others

Growth CAPEX: 53%

Main projects

- Construction of Itaboraí natural gas treatment unit
- Upgrades in natural gas turbines in thermal power plants
- Modernization of the control and dispatch system in thermal power plants

NGPU = Natural gas processing units

Active portfolio management in Gas & Energy

Regasification Terminals

Current	2025
• TRBGB: 20 MMm³/d • TRBA: 20 MMm³/d (being leased) • PECÉM: 7 MMm³/d	• TRBGB: increased to 30 MMm³/d • TRBA: 20 MMm³/d
Capacity 47 MMm³/d	Capacity 50 MMm³/d

Natural Gas Processing Units

Current	2025
• TECAB, UTGCA, UTGC, UTGSul	• +UTGITB (2022): 21 MM m³/d
Capacity 66 MMm³/d	Capacity 87 MMm³/d

Transportation

Current	2025
• NTS, TBG, GTB, TSB	• No participation in Transportation

Distribution

Current	2025
• Completion of divestment by end of 2021	• No participation in Distribution

Thermal Power Plants

Current	2025
• 17 owned plants • 13 participations	• 10 owned plants
Capacity 6.6 GWmed	Capacity 4.3 GWmed

Gás+ Program: Petrobras remains a relevant player even after the opening of the market

Petrobras natural gas supply *market share* (%)



86
75-80
50-55
Current
2021
2025

G+ Actions

- New commercialization model and product segmentation
- Gas processing services in our units
- Digital contracts and sales through automated platforms

Expected results G+

- Greater satisfaction and loyalty of Petrobras clients

André Chiarini

—

Chief Trading and Logistics Officer

Marketing, Sales & Logistics strategies

To offer efficient commercialization and logistics solutions with sustainable products and activities, being the number 1 choice of our customers

Maximization of value in marketing, sales, logistics and inventory management

Maximize value with commercialization

Crude oil
Diversify exports and commercialize oil to refineries in Brazil

Fuel oil
Maintain reference in the global market of LSC fuel oil

Light Products
Competitive performance in domestic and international markets

Sustainable Products

Logistics solutions for commercialization and E&P

- Expand complementary markets
- New operational model with Digital Transformation
- Optimize asset use
- Increase efficiency
- Integration with subsidiaries

Optimization of inventory management

- Acting as conductor of the inbound supply chain
- Rationalize storage network
- Digitalize warehouses
- Discarded Materials Center/Global Scrap Contracts

Future: advanced studies along with the Research Center

Additive manufacture



- 3D printing of critical components for reduction of downtime, transport and storage

IoT and unmanned vehicles


IOT

- Forklifts, trucks, small aircrafts (UAV) and automated vessels with the advance in AI and 4G/5G mobility

Digital ship



- Real-time Insights via GPS/IoT
- Automation with focus on operational and energy efficiency

New operational planning model



- Robust and resilient planning
- Anticipation of competitors' moves
- Real time information

Commercialization & Logistics CAPEX


3%
27%
2.1
US$ Billion
70%
Logistics
Transpetro
Others

Main projects

- Pipeline and terminal maintenance
- Ship docking maintenance
- Pró-Dutos, ESG, WTPs[1]
- Santos Terminal (Alemoa)
- Pipeline Master Plan - São Paulo
- Pipeline replacement

Growth CAPEX: 22%

[1] Wastewater treatment plant

Active portfolio management: smaller and more efficient



Waterway Terminals

2021		2025	
Southeast:	9 terminals	Southeast:	8 terminals
South:	5 terminals	South:	1 terminal
Northeast:	7 terminals	Northeast:	1 terminal
North:	2 terminals		

Onshore Terminals

2021		2025	
Southeast:	13 terminals	Southeast:	13 terminals
South:	3 terminals	Midwest:	2 terminals
Northeast:	3 terminals		
Midwest:	2 terminals		

Pipelines

2021		2025	
Southeast:	84 pipelines	Southeast:	82 pipelines
South:	9 pipelines	Midwest:	6 pipelines
Northeast:	58 pipelines		
North:	18 pipelines		
Midwest:	6 pipelines		

Oil exports expansion



Oil sales (kbpd)
445
1,348
891
1,252
Average 2015-19
Projection 2021-25
Domestic market
Exports

- Expansion of the global client portfolio by developing new markets and increasing competitiveness
- Oil exports* to 18 countries and 41 refineries, totaling 214 million barrels (~700 thousand bpd)

*By the end of October 2020

PETROBRAS DAY 2020

Nicolás Simone

—

Chief Digital Transformation and Innovation Officer

Digital Transformation and Innovation Strategy

- Digitalization and Process Robotization
- Focus on AI and Analitycs
- Information security
- Agile in Scale
- Ecosystem of Innovation
- Augmented Reality
- Technological Platforms Simplification
- Connectivity
- HPC (High-performance computing)

CAPEX 2021-25
US$ 1.5 billion



INNOVATION
INFORMATION SECURITY
BE DIGITAL
Digital Mindset
New way of working
Governance
Cultural Transformation
Change Management
Shared Services
Robotization (RPA)
Digitalization
Paperless
GO LEAN
Architecture
Infrastructure
Enablers
Technological Platform
GO DIGITAL

Digital transformation and innovation - Upstream



AI and Analytics

- Predictive maintenance for preventing platform shutdown
- Machine learning for identifying analogues in reservoirs

Digital Twins

- Topside Integrity Management
- Digital Rocks

Innovation in pre-salt systems

- Reduction of carbon emissions and human risk exposure
- Robotization and subsea processing

Augmented reality

- Immersive 360° navigation for asset inspection

Integrated Data Platform | **High Performance Computing** | **Offshore Connectivity**

Digital transformation and innovation - Downstream



Digital Twins
- Virtual replicas of refineries
- Savings until September 2020: US$ 125 million - US$ 173 million annual potential

Process Digitization and Robotization
- Online reliability: use of mobile devices during operation and inspection days
- Virtual reality applied to inspection and maintenance

AI and Analytics
- Predicting automatic shutdowns and failure diagnostics
- Integrated Gas & Energy data platform

Downstream Innovation
- Decarbonization and Biofuels technologies
- Renewable Diesel and BioJet Production Technologies

Downstream efficiency | **BioRefining** | **Robotization and Digitization**

Digital transformation and innovation - Commercialization and Logistics



AI and Analytics	• Air, Sea and Land Operations performance analysis and optimization
Process Digitization and Robotization	• **Smart Warehouse:** Robotization, Digitalization and Automation • Paperless
Augmented Reality and AI	**Pipeline Protection** • Monitoring, detection, location, repairs and tracking
Integrated Technological Platforms	• S&OP Evolution • CRM 360⁰

Competitive Market Intelligence

Supply Chain - IOT

Integrated Data Platform

Digital transformation and innovation - Corporate Areas



- Digital Procurement
- Digital Legal
- Digital HR
- Digital HSE and COVID response
- Digital Finance
- Digital Shared Services Center

Connected to Accelerate - Innovation Ecosystem

Startup Selection
(OUT) 2019/20 +500 engaged - 23 selected
(IN) 93 engaged - 15 selected

Startups IN/OUT

Open Innovation

Open Innovation Platform

Scientific Colaborative Network
120 in Brazil + 85 abroad

Competitive Partnerships
Challenge based selection

Technology partners and Labs

BR PETROBRAS

Coworking

Corporate Innovation Lab
Safety Innovation Lab
Smart Office

MIT REAP

Entrepreneurial Ecosystem Acceleration Program focused on Sustainability and Energy

Enabling Platforms

CENPES "Lab of Labs"
Largest Research Center in Latin America

Data Access

Open Data Platform


BR PETROBRAS
PETROBRAS DAY
2020
November 30th, 2020